FORM 11-K
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the Fiscal Year Ended December 31, 2001 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-14209

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        First Bank Northwest 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FirstBank NW Corp.
        920 Main Street
        Lewiston, Idaho 83501

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Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The FirstBank Northwest 401(k) Plan become effective as of January 1,
1994.   Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2001 and 2000.

(b)  Exhibit 23 Consent of Independent Auditors

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                                   Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     /s/Donna Sheets
                                     ---------------------------------
                                     Trustee, FirstBank Northwest 401(k) Plan

                                     By: /s/Donna Sheets
                                         -----------------------------
                                     Donna Sheets                     (name)
                                     ---------------------------------
                                     Human Resources Manager          (title)
                                     ---------------------------------
                                     FirstBank Northwest              (bank)
                                     ---------------------------------

Date: August 30, 2002

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                         FIRSTBANK NORTHWEST 401(k) PLAN

                          INDEPENDENT AUDITOR'S REPORT
                                       and
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

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TABLE OF CONTENTS
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INDEPENDENT AUDITOR'S REPORT                                                1


FINANCIAL STATEMENTS

     Statement of net assets available for Plan benefits                    3

     Statement of changes in net assets available for Plan benefits         4

     Notes to financial statements                                        5-9


SUPPLEMENTAL INFORMATION

     Schedule of assets (held at end of year)                              10


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INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
FirstBank Northwest 401(k) Plan
Lewiston, Idaho

We have audited the accompanying statements of net assets available for Plan benefits of FirstBank Northwest 401(k) Plan as of December 31, 2001, and the related statements of changes in net assets available for Plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FirstBank Northwest 401(k) Plan as of December 31, 2000, were audited by other auditors whose report dated June 22, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the FirstBank Northwest 401(k) Plan as of December 31, 2001, and the changes in net assets available for Plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Spokane, Washington
August 1, 2002

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Report of Independent Certified Public Accountants

FirstBank Northwest 401(k) Plan
Lewiston, Idaho

We have audited the accompanying statement of net assets available for plan benefits of FirstBank Northwest 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the FirstBank Northwest 401(k) Plan as of December 31, 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/BDO Seidman, LLP

Spokane, Washington
June 22, 2001

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FIRSTBANK NORTHWEST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
------------------------------------------------------------------------------


                                   ASSETS


                                                        December 31,
                                                --------------------------
                                                     2001           2000
                                                --------------------------
Cash                                            $    25,735    $    27,953
                                                -----------    -----------

Investment, at fair value:
  Common stock                                    1,961,554      1,450,476
  Mutual funds                                      685,099        461,930
  Participant loans                                   7,195         15,002
                                                -----------    -----------

                                                  2,653,848      1,927,408
                                                -----------    -----------

Receivables:
  Participant contributions                           7,394          5,761
  Employer matching contribution                      1,618              -
  Employer discretionary contribution                36,062              -
                                                -----------    -----------

                                                     45,074          5,761
                                                -----------    -----------


     Total assets                                 2,724,657      1,961,122
                                                -----------    -----------

                                   LIABILITIES

Forfeitures                                               -         11,421
                                                -----------    -----------

     NET ASSETS AVAILABLE FOR BENEFITS          $ 2,724,657    $ 1,949,701
                                                ===========    ===========


3                                                     See accompanying notes.
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                                              FIRSTBANK NORTHWEST 401(k) PLAN
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                                                                     BENEFITS
-----------------------------------------------------------------------------

                                                  Year Ended December 31,
                                                --------------------------
                                                     2001          2000
                                                --------------------------

ADDITIONS TO NET ASSETS
 Investment income:
   Interest and dividends                       $    52,439     $    57,179
   Net appreciation (depreciation) of fair
    value of investments                            413,335        (153,779)
                                                -----------     -----------

                                                    465,774         (96,600)
                                                -----------     -----------

 Contributions:
   Participants                                     275,797         225,911
   Employer matching                                 70,108               -
   Employer discretionary                            43,326               -
                                                -----------     -----------

                                                    389,231         225,911
                                                -----------     -----------

     Net additions                                  855,005         129,311
                                                -----------     -----------

DEDUCTIONS FROM NET ASSETS
 Benefits paid to participants                       80,049         188,411
                                                -----------     -----------

     Total deductions                                80,049         188,411
                                                -----------     -----------

     NET INCREASE (DECREASE)                        774,956         (59,100)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 Beginning of period                              1,949,701       2,008,801
                                                -----------     -----------

 End of period                                  $ 2,724,657     $ 1,949,701
                                                ===========     ===========






See accompanying notes.                                                     4
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FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Investments are stated at fair value based upon quoted market prices, except for participant loans that are stated at cost that approximates their fair value. Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments.

Allowance for loss on receivables:
There has not been recognition of an allowance for loss on receivables as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on July 15, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:
The Plan provides for various investment options in any combination of common stock and mutual funds. Investment securities of these types are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Reclassifications:
Certain items in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

5
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                                               FIRSTBANK NORTHWEST 401(k) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 2 - Plan Description

General:
The following description of the FirstBank Northwest 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of FirstBank Northwest (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
An employee with at least one hour of service is eligible to participate in the Plan. An employee may begin contributing to the Plan on the first day of any month after completion of the eligibility requirements. Employees who are members of a collective bargaining unit operating within the Company are not eligible to participate in this Plan.

Contributions:
Participants can voluntarily elect to contribute up to 15% of their annual compensation to the Plan, subject to IRS limitations. The contributions are invested in various investment options as directed by the participant.

Matching or discretionary contributions are made at the discretion of the Company's Board of Directors. The Company elected to make a matching contribution of $70,108 and a discretionary contribution of $43,326, during the year ended December 31, 2001. No matching or discretionary contributions were made during the year ended December 31, 2000.

Vesting:
Participants are immediately vested in their voluntary contributions and any income or loss thereon. Vesting in the Company's matching or discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Participants become 40% vested in Company contributions after four years of service and 100% vested after five years of service. A participant also becomes 100% vested after the attainment of normal retirement age, death, or disability.

Participant's accounts:
Each participant's account is credited with the participant's and the Company's contributions and an allocation of net plan earnings. Earnings allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

Forfeitures:
In the event of termination of employment prior to the completion of five years of vested service for any reason other than death or disability, a participant forfeits the nonvested portion in their account balance.

                                                                            6
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FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 2 - Plan Description (Continued)

Forfeitures (continued):
Forfeited balances of terminated participants' nonvested accounts are considered a reduction of the employer matching and discretionary contributions. Forfeitures of $11,616 were used to reduce the Company contributions during the year ended December 31, 2001. No forfeitures were used in this manner for the year ending December 31, 2000, as no contributions were made by the Company during this period.

Payment of benefits:
Benefits will be paid to participants when they reach normal retirement age, terminate service with the employer, death, or disability. Distributions can be made in a lump-sum payment or in installments not to exceed the participant's life expectancy.

Plan termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Company.

Participant loans:
Participants may be allowed to borrow from their account up to the lesser of 50% of their vested account balance or $50,000. Loan terms range from zero to five years. The loans are secured by the balance in the participant's account and bear interest at a rate not less than 1.0% above the commercial prime rate at the bank of the Company's prime lending facility at the date of the loan. Principal and interest is paid through regular after-tax payroll deductions.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Company.






7
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                                               FIRSTBANK NORTHWEST 401(k) PLAN
                                                 NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

Note 3 - Investments

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                               2001             2000
                                           -----------      -----------

Mutual Funds:
   JPM Money Market                        $   131,778      $    97,729
   Other mutual funds                          553,321          364,201
                                           -----------      -----------

      Total mutual funds                       685,099          461,930
                                           -----------      -----------

Common Stocks:
   FirstBank NW Corp.                        1,961,554        1,450,476
                                           -----------      -----------

Participant loans                                7,195           15,002
                                           -----------      -----------

                                           $ 2,653,848      $ 1,927,408
                                           ===========      ===========


During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                               2001             2000
                                           -----------      -----------

Mutual funds                               $   (99,456)     $    (3,685)
Common Stock                                   512,791         (150,094)
                                           -----------      -----------

                                           $   413,335      $  (153,779)
                                           ===========      ===========

Note 4 - Parties in Interest

Certain Plan investments are shares in FirstBank NW Corp. common stock. These transactions represent investments in the Company and, therefore, qualify as parties in interest.

Note 5 - Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits per the Form 5500 reconciles to the financial statements.


                                                                            8
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FIRSTBANK NORTHWEST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


Note 6 - Subsequent Event

Subsequent to the year ended December 31, 2001, the Plan was restated to conform with recent legislative acts relating to employee benefit plans. The Plan was also amended to adopt a five-year graded vesting schedule effective January 1, 2002.



9
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



                                                      SUPPLEMENTAL INFORMATION
------------------------------------------------------------------------------

                                              FIRSTBANK NORTHWEST 401(k) PLAN
                                      SCHEDULE OF ASSETS (HELD AT END OF YEAR)
------------------------------------------------------------------------------

Plan's Sponsor EIN:   82-0138812
Plan Number:          002



                                                 December 31, 2001
                                      -------------------------------------
                                         Investment
                                         including
                                       Maturity  Date,
                                      Rate of Interest,
                                       Collateral, Par,
Identity of Issue, Borrower, Lessor     or Maturity                Current
        or Similar Party                    Value        Cost       Value
-----------------------------------   -----------------  ----    -----------

American Skandia Advisor Funds:
  JPM Money Market                           ***          **     $   131,778
  Total Return Bond Fund                     ***          **          36,367
  American Century Strategic
   Balanced Fund                             ***          **           9,958
  MFS Growth & Income Fund                   ***          **          48,052
  Managed Index 500 Fund                     ***          **          11,350
  Janus Capital Growth Fund                  ***          **          83,108
  Marsico Capital Growth Fund                ***          **          72,567
  Alliance Growth Fund                       ***          **          38,757
  Neuberger Berman MidCap Growth             ***          **          77,597
  Neuberger Berman MidCap Value              ***          **          10,417
  Kemper Small Cap Growth                    ***          **         102,128
  American Century International
   Growth Fund                               ***          **          63,020
Common stock:
  *FirstBank NW Corp.                  120,711 shares     **       1,961,554
*Participant loans                          9.50%          -           7,195
                                                                 -----------

                                                                 $ 2,653,848
                                                                 ===========
*   - A party in interest as defined by ERISA.
**  - The cost of participant-directed investments is not required to be disclosed.
*** - Share information is not available from the Plan trustee.


                                                                           10
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EXHIBIT 23

                      CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-30519) of the FirstBank Northwest 401(k) Plan of our report dated August 1, 2002 relating to the financial statements and financial statement schedules of the FirstBank Northwest 401(k) Plan, which appears in the FirstBank Northwest 401(k) Plan's Annual Report on Form 11-K for the year ended December 31, 2001.



/s/ Moss Adams LLP


Spokane, Washington
September 5, 2002

           CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (registration statement number 33-30519) of FirstBank NW Corp., of our report dated June 22, 2001 relating to the financial statements of FirstBank Northwest 401(k) Plan, which appear in its Annual Report of Form 11-K for the year ended December 31, 2001.

                                        /s/BDO Seidman, LLP

September 10, 2002
Spokane, Washington

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